SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 25, 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 25, 2008, the Company reported that in order to strengthen the financial situation of its subsidiary Tarshop S.A., and taking into account the Company’s new business plan approved by its Board of Directors, as the date hereof, the Company has completed the disbursement Ps. 35 million to Tarshop S.A.

This disbursement was subject to the revision and verification of the debt portfolio of Tarshop S.A. by the Management and the Board of Directors of the Company.

The amount was part of a credit line of up to Ps. 120 million, granted to Tarshop S.A. by the Company to strengthen it financially, to fund its operating costs and to reposition Tarshop S.A. given the complex situation existing temporarily in the Financial Trusts markets.

Out of the credit line approved, as of the date hereof, Ps. 86 million were disbursed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 26, 2008